

August 11, 2014

<u>Via E-mail</u>
Mr. J. Bond Clement
Executive Vice President, Chief Financial Officer and Treasurer
PetroQuest Energy, Inc.
400 E. Kaliste Saloom Road
Lafayette, Louisiana 70508

Re: PetroQuest Energy, Inc.
       Form 10-K for the Fiscal Year ended December 31, 2013
       Filed March 5, 2014
       File No. 001-32681
       Response letter dated August 4, 2014

Dear Mr. Clement:

We have reviewed your filing and response letter and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Oil and Gas Reserves, page 7

1.   We note your response to prior comment 1, in our July 31, 2014 letter, stating "At December 31, 2013, the Company had 98.6 Bcfe of PUD reserves that are scheduled to be developed over the next five years. Because 92% of these PUDs are associated with natural gas, the specific timing of the PUD development over the next five years is highly dependent upon the prevailing price of natural gas as well as the cost and availability of oilfield services, including drilling rigs and hydraulic fracturing equipment."

     However, you also indicate that there was no drilling on PUD locations that were scheduled for drilling in 2013 by the "12/31/12 Report" even though you drilled 40 gross/12.5 net wells and incurred $96 million in exploration/development costs during this period. Given that the 2013 natural gas price was about 40% higher than the price actually used to book (or to maintain the booking of) PUD reserves at year-end 2012, please explain why the actual drilling did not adhere to the 12/31/12 Report's schedule. Similarly, as you indicate that only 15 of 99 locations scheduled to be drilled in 2011 were completed, and only 26 of 130 locations scheduled to be drilled in 2010 were completed, describe the events that transpired in each period that caused your development schedules to be unrepresentative of your actual commitments

Please describe the procedures that are routinely undertaken in the course of preparing your reserve estimates that are intended to ensure that PUD reserves are only claimed for locations where a final investment decision has been made, and where you are able to demonstrate that the reasonably certain criteria has been met. Also describe the financial return criteria (e.g. internal rate of return), that you invoke for PUD attribution and PUD drilling and the process of reconsideration that appears to occur when evaluating other opportunities (i.e. the mechanism by which your final investment decisions are reversed), as appears to be the case when exploratory drilling is undertaken instead of development drilling, or when PUD reserves are sold or plans for development are abandoned.

Please refer to the answer to Question 131.04 of our Compliance and Disclosure Interpretations ("C&DIs"), clarifying that the adoption of a development plan requires a final investment decision, and describe any internal controls you have established over this process and any changes to your reserve booking procedures that you would need to implement in order to conform with this guidance.

2.   We also note your response to prior comment 1, stating "The Company respectfully submits that the Staff's calculation methodology indicating a cumulative 50% PUD conversion rate is not completely representative of our PUD reserve activity as it does not consider all of the year-to-year changes with respect to our PUD reserve."

However, you analyze PUD reserves claimed in 2009 and appear to focus on the remaining quantity of these reserves without differentiating between development and changes attributable to sales, technical issues, changes in prices, and reaching the five year limit. Your disclosures indicate that the total volume of PUD reserves you converted to proved developed status for the years 2009 through 2013 is 28.3 BCFE, representing an average of 5.7 BCFE per year.

In order to achieve a five year development profile for your PUD reserves, we would ordinarily anticipate annual conversions to range from 15% to 25% of the available PUD reserves. Therefore, your historical performance, which would generally correlate with PUD reserves in a range of 23 (=5.7/.25) to 38 (=5.7/.15) BCFE, does not support the

PUD reserves you have disclosed over the past five years, which range from 60 BCFE (year-end 2012) to 104 BCFE (year-end 2011).

Please submit a comprehensive analysis of changes in PUD reserves, covering 2009 to 2013, including a schedule stratifying for each year-end estimate, the quantity of such reserves initially claimed in that period and each preceding period; and for each strata, show the current period conversions, the percentage that such conversions are of the beginning reserve strata balance, and showing all other adjustments necessary to reconcile each strata to the year-end estimate.

Given the manner by which undeveloped reserves have been defined in Rule 4-10(a)(31)(ii) of Regulation S-X, we would not anticipate a computation of conversion that seeks to count as conversions changes other than drilling, or that excludes such changes from the reserve balances utilized in the computation. However, if you believe using beginning reserve balances adjusted for economic or performance revisions, as described in FASB ASC 932-235-50-5(a), would yield a more representative conversion metric, also provide those figures and state your rationale.

Please explain how you intend to achieve a five year PUD conversion profile in the future. Address the uncertainty over the reliability of your scheduling on determinations about the reasonable certainty of economic recovery for the PUD reserves you claim.

Leasehold Acreage, page 12

3.   We note your response to prior comment two, stating that you have no undeveloped acreage that is expected to expire prior to development. Please submit a schedule correlating the extent of proved undeveloped reserves claimed on the acreage referenced in your previous and more recent disclosures, indicating that 18% of your net undeveloped acreage was scheduled to expire in 2013, 19% in 2014, and 16% in 2015, as disclosed on page 12 of your 2012 Form 10-K, and the comparable disclosure on page 13 of your 2013 Form 10-K, explaining that 17% of your net undeveloped acreage is scheduled to expire in 2014, 19% in 2015, and 27% in 2016.

Please include an analysis addressing (i) property identity and location, (ii) period the PUD reserves were originally booked, (iii) period the PUD reserves were originally scheduled for development, (iv) each subsequent adjustment impacting the timing of development along with an explanation (e.g., details underlying the disposition of the 18% that was expected to expire in 2013), and (v) the current status of each property.

You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief